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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 3)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            QUARTERDECK CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          OAK ACQUISITION CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF

                              SYMANTEC CORPORATION
                                    (BIDDER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  747712 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              DEREK P. WITTE, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              SYMANTEC CORPORATION
                               10201 TORRE AVENUE
                        CUPERTINO, CALIFORNIA 95014-2132
                                 (408) 253-9600
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:

                            GORDON K. DAVIDSON, ESQ.
                            DAVID K. MICHAELS, ESQ.
                               TRAM T. PHI, ESQ.
                               FENWICK & WEST LLP
                              TWO PALO ALTO SQUARE
                          PALO ALTO, CALIFORNIA 94036
                                 (650) 494-0600

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1.  Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

                          OAK ACQUISITION CORPORATION
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2.  Check the Appropriate Box if a Member of a Group        [ ] a    [ ] b
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3.  SEC Use Only

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4.  Sources of Funds

    AF
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5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(e) or 2(f)  [ ]
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6.  Citizenship or Place of Organization

                                    Delaware
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7.  Aggregate Amount Beneficially Owned by Each Reporting Person

    Directly: 58,355,543 shares of Common Stock
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8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares  [ ]

                                      N/A
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9.  Percent of Class Represented by Amount in Row (7)

    65.2% of outstanding Common Stock (based on 89,424,946 shares of Common Stock issued and outstanding as of November 16, 1998).
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10. Type of Reporting Person

    CO
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1.  Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

                              SYMANTEC CORPORATION
    ----------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group        [ ] a    [ ] b
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3.  SEC Use Only

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4.  Sources of Funds

    WC
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5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(e) or 2(f)  [ ]
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6.  Citizenship or Place of Organization

                                    Delaware
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7.  Aggregate Amount Beneficially Owned by Each Reporting Person

    Indirectly Owned through Oak Acquisition Corporation:
    58,355,543 shares of Common Stock
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8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares  [ ]

                                      N/A
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9.  Percent of Class Represented by Amount in Row (7)

    65.2% of outstanding Common Stock (based on 89,424,946 shares of Common Stock issued and outstanding as of November 16, 1998).
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10. Type of Reporting Person

    CO
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     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on October 19, 1998 (the "Statement") relating to the offer by Oak Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Symantec Corporation ("Symantec"), a Delaware corporation, to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Company Common Stock") of Quarterdeck Corporation (the "Company"), a Delaware corporation, including the associated Preferred Stock purchase rights issued pursuant to the Rights Agreement dated August 11, 1992, as amended, between the Company and American Stock Transfer & Trust (the "Rights" and, together with the Company Common Stock, the "Shares") at a price of $0.52 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 19, 1998 (the "Offer to Purchase") and in the related Letters of Transmittal (each a "Letter of Transmittal") which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1), and (a)(2) and (a)(10), respectively. The Offer has been supplemented as regards the completion of the offer on November 16, 1998.

     In accordance with General Instruction F to Schedule 14D-1, this Amendment No. 3 also constitutes a statement on Schedule 13D with respect to the acquisition by Purchaser of the Shares as more fully described below. The item number and responses thereto below are in accordance with the requirements of
Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction and Section 8 ("Certain Information Concerning Purchaser and Symantec") of the Offer to Purchase is incorporated herein by reference.

     The Offer expired at 12:00 midnight, New York City Time, Monday, November 16, 1998. Based on a preliminary count, 58,355,543 Shares were tendered pursuant to the Offer (including Shares tendered subject to guarantees of delivery or receipt of additional documentation).

     On November 16, 1998, Purchaser accepted for payment and purchased a total of 58,355,543 Shares (including 5,083,399 Shares delivered subject to guarantees of delivery) constituting all Shares validly tendered and not properly withdrawn pursuant to the Offer. This 58,355,543 Shares represent in the aggregate approximately 65.2% of outstanding Common Stock (based on 89,424,946 shares of Common Stock issued and outstanding as of November 16, 1998).

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction and Section 8 ("Certain Information Concerning Purchaser and Symantec"), Section 10 ("Background of the Offer; Contacts with the Company; the Transaction Documents") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger; and Stockholder Approval and Appraisal") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (b) and (c) The information set forth in Section 16 ("Certain Legal
Matters: Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase is incorporated herein by reference.



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ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

     (a)(1)  Form of Offer to Purchase dated October 19, 1998.*

     (a)(2)  Form of Letter of Transmittal.*

     (a)(3)  Form of Notice of Guaranteed Delivery.*

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

     (a)(5)  Form of Letter to Clients.*

     (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

     (a)(7) Summary Advertisement as published in the New York Times on October 19, 1998.*

     (a)(8) Text of Press Release by Symantec and the Company dated October 15, 1998.*

     (a)(9) Form of letter from Symantec to holders of Series C Convertible Preferred Stock of the Company.*

     (a)(10) Form of letter of transmittal for use by holders of Series C Convertible Preferred Stock or warrants of the Company.*

     (a)(11) Text of Press Release by Symantec dated November 17, 1998.*

     (b)      None.

     (c)(1) Agreement and Plan of Merger, dated as of October 15, 1998, among Symantec, Purchaser and the Company.*

     (c)(2) License Agreement, dated October 15, 1998, between the Company and Symantec.*

     (c)(3) Form of Stockholder Agreements, dated as of October 15, 1998 between Symantec and each of Frank W.T. LaHaye, William H. Lane III, King R. Lee, Howard Morgan, Frank R. Greico, John Strosahl, Cheri Kaplan-Smith, Joyce Wrenn, Suzanne Dickson and Gadi Navon.*

     (c)(4) Non-Disclosure Agreement, dated October 1, 1998, between the Company and Symantec, as amended on October 13, 1998.*

     (d)      None.

     (e)      Not applicable.

     (f)      None.
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* Previously filed.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement, as amended, is true, complete and correct.

November 23, 1998

                                          OAK ACQUISITION CORPORATION

                                          By: /s/ DEREK WITTE
                                            ------------------------------------
                                          Name: Derek Witte
                                          Title:  President

                                          SYMANTEC CORPORATION

                                          By: /s/ DEREK WITTE
                                            ------------------------------------
                                          Name: Derek Witte
                                          Title:  Vice President, General
                                                  Counsel
                                              and Secretary

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                                 EXHIBIT INDEX

     (a)(1)  Form of Offer to Purchase dated October 19, 1998.*

     (a)(2)  Form of Letter of Transmittal.*

     (a)(3)  Form of Notice of Guaranteed Delivery.*

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

     (a)(5)  Form of Letter to Clients.*

     (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

     (a)(7) Summary Advertisement as published in the New York Times on October 19, 1998.*

     (a)(8) Text of Press Release by Symantec and the Company dated October 15, 1998.*

     (a)(9) Form of letter from Symantec to holders of Series C Convertible Preferred Stock of the Company.*

     (a)(10) Form of letter of transmittal for use by holders of Series C Convertible Preferred Stock or warrants of the Company.*

     (a)(11) Text of Press Release by Symantec dated November 17, 1998.*

     (b)     None.

     (c)(1) Agreement and Plan of Merger, dated as of October 15, 1998, among Symantec, Purchaser and the Company.*

     (c)(2) License Agreement, dated October 15, 1998, between the Company and Symantec.*

     (c)(3) Form of Stockholder Agreements, dated as of October 15, 1998 between Symantec and each of Frank W.T. LaHaye, William H. Lane III, King R. Lee, Howard Morgan, Frank R. Greico, John Strosahl, Cheri Kaplan-Smith, Joyce Wrenn, Suzanne Dickson and Gadi Navon.*

     (c)(4) Non-Disclosure Agreement, dated October 1, 1998, between the Company and Symantec, as amended on October 13, 1998.*

     (d)     None.

     (e)     Not applicable.

     (f)     None.
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* Previously filed.